January 20, 2012

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Jackson National Separate Account – I (“Registrant”)
File Nos. 333-70472 and 811-08664

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 101 under the Securities Act of 1933, and Amendment No. 324 under the Investment Company Act of 1940, to the registration statement (the “Amendment”).  We are making this filing pursuant to rule 485(a)(1) under the Securities Act of 1933.

The prospectus contained in the Amendment includes the following changes:

•	Revisions to the LifeGuard Freedom 6 Net Guaranteed Minimum Withdrawal Benefits (GMWBs). (See pages 74-76, 280-283, 286-289, 291-296, 299-302, and 304)
•	A new optional GMWB, the “MarketGuard Stretch GMWB”. This GMWB is designed to accommodate Internal Revenue Code required minimum distributions for beneficiaries. (See pages 25, 81, and 343-348)
•	Availability to elect GMWBs after the issue date on an anniversary.
•
Reservation of right to change GAWA percentages within specified ranges upon election after issue to respond quickly to changing market conditions, subject to notice and cancellation rights. (See pages 108, 270, 281-282, 295, 321-322, 333, and 344)

•
Changes consistent with comments made by the Commission staff reviewer on initial registration statements filed by Registrant in 2011, specifically File Nos. 333-175718 and 333-175719 filed on July 22, 2011, and File No. 176619 filed on September 1, 2011.

Please note, the above changes also were included in the initial registration statement (File Nos. 333-178774 and 811-08664) filed on December 28, 2011 which is for contracts registered under the Amendment offered for sale on and after April 30, 2012. The prospectus in the Amendment is for contracts offered for sale before April 30, 2012.  Thus the changes described herein are applicable only to existing customers making post-issue elections of the optional benefits affected by the changes.

The prospectus also includes a new optional Guaranteed Annual Withdrawal Amount (GAWA) percentage table and revised base GAWA percentages for the LifeGuard Freedom 6 Net and LifeGuard Freedom Flex Guaranteed Minimum Withdrawal Benefits. You will note that in the optional and revised base GAWA percentage tables in the prospectus on pages 281, 294, 321, and 333, the revised percentages are not shown. In place of the revised percentages, brackets have been inserted. We will file a post-effective amendment pursuant to Rule 485(a) to respond to Commission Staff comments on the Amendment and will include the revised percentages at that time.  The percentages expected to be included in the subsequent amendment are as follows:

For Endorsements Issued On Or After April 30, 2012:

Ages	Base GAWA% Table	Optional GAWA% Table
35 – 64	3.75%	4.00%
65 – 74	4.75%	5.00%
75 – 80	5.75%	6.00%
81+	6.75%	7.00%

Please note that several other currently registered annuity contracts will contain the above described changes.  Regarding the additional contracts and related registration statements, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of the prospectus, marked to show changes. The page references cited above are to the marked courtesy copy.

If you have any questions, please call me at (517) 367-3872, or Joan E. Boros at Jorden Burt LLP  at (202) 965-8150.

Yours truly,

/s/  FRANK J. JULIAN

Frank J. Julian
Associate General Counsel

cc:           Alberto Zapata
Joan E. Boros